Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars)

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US dollars - Unaudited)

	Notes	September 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents		$4,936,986	$5,513,733
Trade and other receivables		8,423,876	7,570,110
Inventories		10,619,283	10,120,374
Prepaid expenses and other		610,859	426,093
Current assets		24,591,004	23,630,310
Non-current assets
Property and equipment, net		648,318	855,978
Intangible assets, net		5,124,277	6,360,336
Goodwill		4,224,349	4,736,470
Long-term prepaid expenses and other		9,340	9,340
Deferred income tax assets		4,700,000	4,900,000
Non-current assets		14,706,284	16,862,124
Total assets		$39,297,288	$40,492,434
LIABILITIES
Current liabilities
Trade and other payables		$2,846,498	$2,831,911
Accrued liabilities		2,344,524	2,601,163
Provisions		887,231	766,371
Taxes payable		-	120,038
Deferred revenue		795,350	1,169,816
Current liabilities before acquisition loan		6,873,603	7,489,299
Acquisition loan	7	-	2,371,266
Current liabilities		6,873,603	9,860,565
Non-current liabilities
Long-term deferred revenue		55,991	18,426
Deferred income tax liabilities		1,363,416	1,629,001
Non-current liabilities		1,419,407	1,647,427
Total liabilities		8,293,010	11,507,992
SHAREHOLDERS' EQUITY
Issued capital	8	39,850,648	39,850,648
Treasury shares	9	(416,423)	(326,527)
Contributed surplus		4,354,005	4,371,778
Accumulated other comprehensive loss		(3,614,554)	(3,033,963)
Deficit		(9,169,398)	(11,877,494)
Total shareholders' equity		31,004,278	28,984,442
Total liabilities and shareholders' equity		$39,297,288	$40,492,434

See accompanying notes to the unaudited condensed interim consolidated financial statements.
Approved by the Board and authorized for issue on November 3, 2015

“ Fabio Doninelli”	“ James Topham”
Board of Directors	Board of Directors

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US dollars - Unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2015	2014	2015	2014

Revenue	11	$9,278,889	$8,106,661	$26,639,305	$26,808,272
Cost of sales	4	5,359,040	4,791,478	15,878,587	15,690,607
Gross profit	11	3,919,849	3,315,183	10,760,718	11,117,665

Expenses:
Selling and distributing expenses	4	1,183,898	1,209,669	3,722,686	3,886,404
General and administrative expenses	4	983,593	1,206,502	2,910,621	3,110,402
Product development expenses	4	674,879	644,189	2,164,587	2,096,778
Less: Government contributions	4	(322,828)	(322,120)	(966,785)	(891,877)
Total expenses		2,519,542	2,738,240	7,831,109	8,201,707
Earnings before other expenses/(income)		1,400,307	576,943	2,929,609	2,915,958

Other expenses/(income):
Write-off of property and equipment		-	-	31,139	-
Other income		-	-	(198,997)	-
Interest and bank charges		33,637	46,183	109,943	147,061
(Gain)/loss on foreign exchange		(40,339)	(362,666)	348,202	(948,425)
Earnings before income taxes		1,407,009	893,426	2,639,322	3,717,322

Current income tax recovery		-	(4,370)	(66,068)	(217,533)
Deferred income tax recovery		(67,291)	(69,792)	(2,706)	(209,376)
Net earnings		$1,474,300	$967,588	$2,708,096	$4,144,231
Other comprehensive income/(loss)
Exchange differences on translation of operations in currencies other than US Dollars		(501,214)	(1,215,894)	(580,591)	(1,767,301)
Total comprehensive income/(loss)		$973,086	$(248,306)	$2,127,505	$2,376,930

Net earnings per share
Basic earnings per share	10	$0.26	$0.17	$0.47	$0.72
Diluted earnings per share	10	$0.26	$0.17	$0.47	$0.72

Weighted average number of shares outstanding
Basic	8 and 10	5,747,653	5,760,932	5,757,688	5,764,531
Diluted	8 and 10	5,769,721	5,762,974	5,778,383	5,767,919

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US dollars - Unaudited)

			Treasury	Contributed	Accumulated other		Total shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2015		$39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$(11,877,494)	$28,984,442
Net earnings for the period		-	-	-	-	2,708,09)	2,708,096
Other comprehensive loss		-	-	-	(580,591)	-	(580,591)
Total		39,850,648	(326,527)	4,371,778	(3,614,554)	(9,169,398)	31,111,947

Vesting of RSUs		-	198,916	(198,033)	-	-	883
Purchase of shares for RSUs		-	(287,705)	-	-	-	(287,705)
Share purchase cost		-	(1,107)	-	-	-	(1,107)
Share-based payments	8	-	-	180,260	-	-	180,260
As at September 30, 2015		$39,850,648	$(416,423)	$4,354,005	$(3,614,554)	$(9,169,398)	$31,004,278

			Treasury	Contributed	Accumulated other		Total shareholders'
		Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2014		$39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$(16,072,249)	$26,423,509
Net earnings for the period		-	-	-	-	4,144,231	4,144,231
Other comprehensive loss		-	-	-	(1,767,301)	-	(1,767,301)
Total		39,850,648	(318,255)	4,278,843	(3,082,779)	(11,928,018)	28,800,439

Vesting of RSUs		-	75,535	(134,135)	-	-	(58,600)
Purchase of shares for RSUs		-	(107,284)	-	-	-	(107,284)
Share purchase cost		-	(4,501)	-	-	-	(4,501)
Share-based payments	8	-	-	166,988	-	-	166,988
As at September 30, 2014		$39,850,648	$(354,505)	$4,311,696	$(3,082,779)	$(11,928,018)	$28,797,042

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US dollars - Unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2015	2014	2015	2014

Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period		$1,474,300	$967,588	$2,708,096	$4,144,231
Income taxes (paid)/refunded		-	(70,565)	(43,270)	57,549
Non-cash adjustments to reconcile net earnings to net cash flows:
Depreciation and amortization		320,716	276,666	978,507	899,509
Write-off of property and equipment		-	-	31,139	-
Realized and unrealized foreign exchange (gain)/loss		(40,339)	(362,665)	348,202	(948,424)
Acquisition loan cost amortization		-	6,786	2,262	20,359
Other income		-	-	(198,997)	-
Current income tax recovery		-	(4,371)	(66,068)	(217,534)
Deferred income tax recovery		(67,291)	(69,792)	(2,706)	(209,376)
Share-based payments		61,899	43,020	180,260	166,988
Vesting of RSUs		-	9,485	(14,632)	(58,600)
Government contributions		(322,828)	(322,120)	(966,785)	(891,877)
Changes in non-cash working capital	12	986,521	1,243,888	(1,901,965)	(631,672)
Net cash flows provided by operating activities		2,412,978	1,717,920	1,054,043	2,331,153

Investing activities:
Purchase of intangible assets, property and equipment		(58,037)	(196,074)	(157,586)	(406,498)
Proceeds from government contributions for acquisition of property and equipment		-	-	-	26,551
Net cash flows used in investing activities		(58,037)	(196,074)	(157,586)	(379,947)

Financing activities:
Repayment of acquisition loan	7	-	(480,000)	(2,286,762)	(1,440,000)
Purchase of treasury shares, including purchase costs		-	-	(273,298)	(111,785)
Proceeds from government contributions	5	-	379,310	833,211	997,783
Net cash flows used in financing activities		-	(100,690)	(1,726,849)	(554,002)

Effect of foreign currency translation on cash and cash equivalents		(13,167)	(256,616)	253,645	(272,154)

Increase/(decrease) in cash and cash equivalents		2,341,774	1,164,540	(576,747)	1,125,050
Cash and cash equivalents, beginning of period		2,595,212	3,233,105	5,513,733	3,272,595
Cash and cash equivalents, end of period		$4,936,986	$4,397,645	$4,936,986	$4,397,645

Supplemental cash flow and other disclosures (Note 12)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

1.	Basis of Preparation

Statement of Compliance

These unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s 2014 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 have been approved and authorized for issue by the board of directors on November 3, 2015.

These unaudited condensed interim consolidated financial statements are presented in United States dollars (“USD”), except when otherwise indicated.

Seasonal Fluctuations

Quarterly results from the Company’s two business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In the Company’s Land Mobile Radio (“Sinclair Technologies”) segment, the first and second quarters are historically the strongest, as most of Sinclair Technologies’ customers build inventories as they commence installation in the spring and winter seasons. In the Satellite Communications segment, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in the Company’s quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

2.	Significant Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2014.

3.	Significant Management Judgments and Estimation Uncertainty

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the unaudited condensed interim consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

The judgments, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty, were the same as those applied in the Company’s last annual audited consolidated financial statements for the year ended December 31, 2014.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

4.	Cost of Sales and Expenses

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Cost of sales
Direct cost of sales	$5,335,792	$4,770,497	$15,808,735	$15,642,540
Depreciation and amortization	23,248	20,981	69,852	48,067
	$5,359,040	$4,791,478	$15,878,587	$15,690,607

Selling and distributing expenses
Direct expenses	$1,023,458	$1,044,774	$3,238,144	$3,370,475
Depreciation and amortization	160,440	164,895	484,542	515,929
	$1,183,898	$1,209,669	$3,722,686	$3,886,404

General and administrative expenses
Direct expenses	$1,109,292	$1,294,502	$3,232,701	$3,313,894
Depreciation and amortization	87,865	41,653	272,772	124,369
	1,197,157	1,336,155	3,505,473	3,438,263
Capitalized to inventory/transfer to cost of sales	(213,564)	(129,653)	(594,852)	(327,861)
	$983,593	$1,206,502	$2,910,621	$3,110,402

Product development expenses
Direct expenses	$702,114	$580,175	$2,104,483	$1,884,957
Depreciation and amortization	49,163	64,014	151,341	211,821
	751,277	644,189	2,255,824	2,096,778
Capitalized to inventory/transfer to cost of sales	(76,398)	-	(91,237)	-
	674,879	644,189	2,164,587	2,096,778
Less: Government contributions (Note 5)	(322,828)	(322,120)	(966,785)	(891,877)
	$352,051	$322,069	$1,197,802	$1,204,901

Supplementary information
Short-term employee benefits	$1,810,555	$2,567,743	$5,634,655	$7,816,309

Short-term employee benefits include wages, salaries, bonuses, sales commissions, share-based payments, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Government Contributions

Strategic Aerospace & Defense Initiative (“SADI I”)

As at September 30, 2015, the Company has calculated the SADI I repayment amount to be $nil as the 2015 year-to-date gross business revenue as at September 30, 2015 did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment.

Strategic Aerospace & Defense Initiative (“SADI II”)

For the three and nine months ended September 30, 2015, the Company has recorded $322,828 and $966,785 (for the three and nine months ended September 30, 2014 - $322,120 and $891,877) as a reduction to product development expenses related to SADI II in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. For the three and nine months ended September 30,

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

2015, the Company recorded $22,824 and $22,824 (three and nine months ended September 30, 2014 -$22,481 and $49,042) as a reduction to property and equipment costs related to SADI II.

As at September 30, 2015, the Company has recorded claims of Cdn$5,215,372 of the maximum funding amount of Cdn$13,270,265 under SADI II.

As at September 30, 2015, eligible costs related to SADI II of $739,874 (December 31, 2014 - $593,097) were included in trade and other receivables.

For the three and nine months ended September 30, 2015, total cash received under SADI II was $nil and $833,211 (three and nine months ended September 30, 2014 - $379,310 and $997,783).

As at September 30, 2015, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

6.	Operating Line of Credit

During the nine months ended September 30, 2015, the Company renewed its existing credit facilities with HSBC Bank Canada (the “Bank”) where the demand operating line of credit available to the Company has been amended to Cdn$3.50 million compared to USD3.25 million previously. All terms of interest and covenants remain unchanged. Together with the Company’s existing facility with HSBC Bank USA of USD0.5 million, the Company has total credit facilities of approximately $3.26 million (December 31, 2014 - $3.66 million). As at September 30, 2015, the Company had drawn $0.21 million of the $3.10 million operating line of credit for a standby letter of credit of a significant sales contract.

7.	Acquisition Loan

For the nine months ended September 30, 2015, the Company made principal repayments totaling $2,286,762 (three and nine months ended September 30, 2014 - $480,000 and $1,440,000) against the acquisition loan. As at June 30, 2015 and September 30, 2015, the Company has fully repaid its loan balance.

8.	Issued Capital

Share Consolidation

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2014 were reduced to 5,831,658 common shares on a post-consolidated basis.

Total shares issued and outstanding as at September 30, 2015 and December 31, 2014 were 5,831,658 at a book value of $39,850,648.

These condensed interim consolidated financial statements reflect the share capital consolidation and earnings per share on a retroactive basis. The following sections reflect the effects of the share capital consolidation on the number of common shares, options and restricted share units.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

Share Purchase Option Plan

During the nine months ended September 30, 2015, the Company renewed its Stock Option Plan dated May 9, 2012 (the “Plan”). The policies of the Toronto Stock Exchange require the Company to seek shareholder approval for its option plan every three years. At the Company’s Annual General Meeting on May 6, 2015, the shareholders of the Company approved, by ordinary resolution, the continuation of the Plan. The terms of the Plan remain unchanged. Further information is contained in the Company’s information circular dated March 25, 2015 available on www.sedar.com.

During the three months ended September 30, 2015, 26,800 share purchase options were granted at an average exercise price per option of Cdn$6.33 with a fair value per option of Cdn$2.00, of which 10,000 were granted to a director at the exercise price per option of Cdn$6.40 with a fair value per option of Cdn$2.04.

During the nine months ended September 30, 2015, 56,152 share purchase options were granted at an average exercise price per option of Cdn$6.55 with a fair value per option of Cdn$2.10, of which 14,642 share purchase options were granted to senior management and a director at the average exercise price per option of Cdn$6.55 with a fair value per option of Cdn$2.10.

Options typically vest in two years and expire five years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options. The weighted average assumptions used to estimate the fair value of options granted during the three and nine months ended September 30, 2015 and 2014 were as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Risk free interest rate	0.71%	1.42%	0.63%	1.38%
Expected life	3.1 years	3.1 years	3.1 years	3.1 years
Vesting period	2 years	1.1 years	2 years	1.8 years
Expected volatility	45%	49%	46%	49%
Expected dividends	Nil	Nil	Nil	Nil
Average fair value	Cdn$2.00	Cdn$1.78	Cdn$2.10	Cdn$1.84
Forfeiture rate	18%	18%	18%	18%

The exercise price of all share purchase options granted during the period is equal to the closing market price at the grant date. The Company calculates share-based payment from the vesting of share purchase options using the Black-Scholes Option Pricing Model with assumptions noted above and recorded related compensation expense as follows for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Share-based payments - options	$9,034	$18,191	$36,048	$49,181

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

Share purchase options outstanding as at September 30, 2015 are as follows:

Share purchase options outstanding	Number of	Weighted average
	options	exercise price
		Cdn$
Balance, December 31, 2014	214,162	$5.80
Granted	56,152	6.55
Expired	(18,268)	6.58
Forfeited	(12,533)	5.44
Balance, September 30, 2015	239,513	$6.04

The following table summarizes information pertaining to the Company’s share purchase options outstanding at September 30, 2015:

		Options outstanding		Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise prices	options	remaining contractual	average	options	average
Cdn$	outstanding	life (years)	exercise price	exercisable	exercise price
			Cdn$		Cdn$
$0 to $4.99	40,700	1.37	4.80	40,200	4.80
$5.00 to $9.99	198,813	2.73	6.29	104,156	6.52
	239,513	2.50	6.04	144,356	6.06

Restricted Share Unit (“RSU”) Plan

The Company charged the following share-based payments to operating expenses in connection with the Company’s RSU plan, with a corresponding increase in contributed surplus:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Share-based payments - RSUs	$52,865	$24,831	$144,212	$117,807

RSUs outstanding as at December 31, 2014 and September 30, 2015 are as follows:

No. of units
Balance, December 31, 2014	72,554
Granted	68,216
Vested	(39,887)
Forfeited	(3,147)
Balance, September 30, 2015	97,736

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

9.	Treasury Shares

During the nine months ended September 30, 2015, the Company recorded a reduction in treasury shares of $198,916 or 39,887 common shares for RSUs that vested on May 8, 2015. These shares were issued to RSU participants to satisfy the delivery of shares upon vesting of RSUs.

In addition, the Company purchased 58,411 common shares in the open market for $287,705 (Cdn$344,254) in order to provide shares to RSU participants at applicable vesting dates for those RSUs that were granted during the nine months ended September 30, 2015. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at future vesting dates of the RSUs. The Company also recorded a related share purchase cost of $1,107.

The following summarizes information pertaining to treasury shares outstanding as at September 30, 2015:

No. of shares
Balance, December 31, 2014	65,476
Shares issued upon RSU vesting	(39,887)
Shares purchased to settle RSUs	58,411
Balance, September 30, 2015	84,000

10.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) calculations was as follows for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Numerator
Net earnings	$1,474,300	$967,588	$2,708,096	$4,144,231
Denominator
Weighted average number of shares outstanding used to compute basic EPS	5,747,653	5,760,932	5,757,688	5,764,531
Dilution from exercise of stock options	22,068	2,042	20,695	3,388
Weighted average number of shares outstanding used to compute diluted EPS	5,769,721	5,762,974	5,778,383	5,767,919

Net earnings per share
Basic	$0.26	$0.17	$0.47	$0.72
Diluted	$0.26	$0.17	$0.47	$0.72

The calculation of assumed exercise of share purchase options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular share purchase options was not included.

11.	Segmented Information

Commencing in 2015, the Company combined its Satellite Communications and Microwave Products segments into one reportable segment, Satellite Communications, after considering how decisions are made about resource allocation and performance assessment. The Company’s business operates primarily through two operating segments – Land Mobile Radio (“Sinclair Technologies”) and Satellite Communications.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

The two reportable segments are managed and monitored together with operating results reviewed by the Company’s chief operating decision makers on a combined basis. The two reporting segments are strategic business units that offer different products and services. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the annual audited consolidated financial statements for the year ended December 31, 2014.

The following tables set forth sales and gross profit information by operating segments for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Sales to external customers
Sinclair Technologies	$4,773,083	$4,680,477	$14,231,517	$15,854,701
Satellite Communications	4,505,806	3,426,184	12,407,788	10,953,571
	$9,278,889	$8,106,661	$26,639,305	$26,808,272

Gross profit
Sinclair Technologies	$2,368,855	$1,852,581	$6,591,218	$6,412,621
Satellite Communications	1,550,994	1,462,602	4,169,500	4,705,044
	$3,919,849	$3,315,183	$10,760,718	$11,117,665

Assets related to Sinclair Technologies and Satellite Communications can be clearly identified and attributed to their operations.

	Sinclair	Satellite	Consolidated
	Technologies	Communications
As at September 30, 2015
Total assets related to operations	$21,790,094	$17,507,194	$39,297,288
Property and equipment, net	217,068	431,250	648,318
Intangible assets, net	5,007,159	117,118	5,124,277

As at December 31, 2014
Total assets related to operations	$23,378,479	$17,113,955	$40,492,434
Property and equipment, net	326,688	529,290	855,978
Intangible assets, net	6,231,942	128,394	6,360,336

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

The Company generated revenues from external customers located as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

United States	$5,956,168	$4,884,586	$15,346,055	$16,449,267
Canada	1,052,625	1,026,375	3,084,706	3,899,088
Europe and other	2,270,096	2,195,700	8,208,544	6,459,917
	$9,278,889	$8,106,661	$26,639,305	$26,808,272

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Customer Concentration

For the three months ended September 30, 2015, two customers individually represented 10% or more of total consolidated revenue. The two customers represented a total of 22% of total consolidated revenue for the three months ended September 30, 2015. For the nine months ended September 30, 2015, no customer represented 10% or more of total consolidated revenue.

For the three and nine months ended September 30, 2014, two customers individually represented 10% or more of total consolidated revenue. The two customers represented a total of 22% and 24% of total consolidated revenue for the three months and nine months ended September 30, 2014, respectively.

12.	Supplemental Cash Flow and Other Disclosures

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Changes in non-cash working capital:
Trade and other receivables	$401,776	$406,421	$(963,803)	$(445,362)
Inventories	419,089	73,472	(598,566)	439,895
Prepaid expenses and other	(118,363)	(379,440)	(195,948)	(76,431)
Accounts payable and accrued liabilities	(60,550)	977,157	11,115	(153,674)
Provisions	21,532	113,799	102,051	(94,830)
Deferred revenue	323,037	52,479	(256,814)	(301,270)
	$986,521	$1,243,888	$(1,901,965)	$(631,672)
Supplementary information:
Interest (earned)/paid	$(344)	$28,616	$21,300	$93,804

13.	Related Party Transactions

The following table discloses the compensation amount of key management personnel in the ordinary course of their employment recognized as an expense during the reporting periods. Key management personnel include the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager.

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Short-term employee benefits	$265,820	$259,000	$726,250	$811,204
Share-based payments	37,912	35,123	95,038	104,746
Total	$303,732	$294,123	$821,288	$915,950

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

14.	Commitments and Contingencies

Future minimum payments at September 30, 2015 under purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Inventory	Operating lease
	purchase	obligations	Total
Remaining 2015	$4,548,615	$173,851	$4,722,466
2016	908,124	660,232	1,568,356
2017	-	168,182	168,182
2018	-	-	-
2019	-	-	-
	$5,456,739	$1,002,265	$6,459,004

The Company has operating lease commitments extending to June 2017. The Company also enters into purchase commitments, including inventory purchase obligations in the normal course of business as disclosed above. In addition, the Company is required to make contingent repayment of SADI I government contributions pursuant to the repayment terms of the agreement. As at September 30, 2015, the Company did not accrue any liability for repayment as the amount cannot yet be determined (Note 5).

Legal Proceedings

From time to time, the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.

15.	Comparative Figures

Certain figures in the prior period condensed interim consolidated financial statements have been adjusted to reflect the ten to one share capital consolidation as described in Note 8, notably weighted average number of shares outstanding, earnings per share, and number of options and RSUs outstanding.